CHINA MASS MEDIA CORP. ANNOUNCES EX-DIVIDEND DATE OF DECEMBER 27, 2011 FOR SPECIAL CASH DIVIDEND

BEIJING, CHINA -- (December 14, 2011) -- China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE: CMM), a television advertising company in China, today announced that the New York Stock Exchange (the “NYSE”) has tentatively established December 27, 2011 as the ex-dividend date for the special cash dividend declared by the Company on October 28, 2011.  The Company has obtained all relevant approvals from PRC regulatory authorities for the special cash dividend distribution.  The dividend of US$0.07667 per ordinary share, or US$23.00 per ADS, net of a handling fee of US$0.02 per ADS charged by the depositary bank, will be paid on December 23, 2011 to all shareholders or ADS holders of record as of December 9, 2011 (the “record date”).  No U.S. withholding tax will be held by the Company.  The full amount of the distribution will be taxable for U.S. federal income tax purposes.  Each of the Company’s ADSs represents 300 ordinary shares of the Company.

In addition, the NYSE will apply its due bill procedures.  Under the rules of the NYSE, when a dividend is declared in a per share amount that exceeds 25% of a company's stock price, the date on which that company's shares will begin to trade without the dividend, or ex-dividend, is the first business day following the dividend payment date.  The Company understands that, because the US$23.00 per ADS special cash dividend exceeds 25% of the Company's current ADS price, the above-mentioned rules will apply and the ex-dividend date was tentatively set by the NYSE as December 27, 2011, the first business day following the payment date for the special cash dividend.  The Company further understands that pursuant to the due bill procedures, trades of its ADSs entered into before December 27, 2011 and settled after the record date (the "due bill period") will have a due bill attached for the special cash dividend payable on December 23, 2011.  This means that holders who purchase these securities during the due bill period (even if the trades are to be settled after that due bill period) are entitled to receive the special cash dividend, and sellers who sell the securities during the due bill period (even if the trades are to be settled after the due bill period) are not entitled to the special cash dividend.  Investors who enter into trades to purchase ADSs on or after December 27, 2011 will not be entitled to the special cash dividend payable on December 23, 2011.

About China Mass Media Corp.

As a television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services and other value added services.  The Company currently offers approximately 41 minutes of advertising time slots per day on CCTV Channels 1, 2, and 4.  CCTV is the largest television network in China.  The Company has produced over 400 advertisements and has won a number of prestigious awards in China and across the world, including the "Gold World Medal" at The New York Festivals® International Television & Film Awards.  For more information, please visit http://www.chinammia.com.

For further information, contact:

China Mass Media Corp.
Julie Sun
Chief Financial Officer
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100033
P. R. China
Phone: +86-10-8809-1050
Email: juliesun@chinammia.com

Christensen
Tip Fleming
Phone: +852-2117-0861
Email: tfleming@christensenir.com

Teal Willingham
Phone: +852-9827-3632
Email: twillingham@christensenir.com